Exhibit 99.2

Axiall Board of Directors Declares Quarterly Dividend

ATLANTA, March 8, 2016 – The Board of Directors of Axiall Corporation (NYSE: AXLL) today declared a regular quarterly dividend of 16 cents per share of common stock. The dividend is payable April 8, 2016 to shareholders of record at the close of business on March 25, 2016.

About Axiall

Axiall Corporation (NYSE: AXLL) is a leading integrated chemicals and building products company. Headquartered in Atlanta, Axiall has manufacturing facilities located throughout North America and in Asia to provide industry-leading materials and services to customers. For more information, visit www.axiall.com.

Contacts

Axiall Corporation Contacts:

Investor Relations

Martin Jarosick, 770-395-4524

or

Media

Chip Swearngan, 678-507-0554

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